Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Terns Pharmaceuticals, Inc. for the registration of common stock, preferred stock, debt securities, Depositary shares, Subscription rights, warrants, and units, and to the incorporation by reference therein of our report dated March 20, 2025, with respect to the consolidated financial statements of Terns Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Mateo, California
May 8, 2025